UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2006**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005 and Supplemental Schedule as of December 31, 2006 and Report of Independent Registered Public Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 21, 2007

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006

ASSETS	2006	2005
INVESTMENTS, at estimated fair value:		
Wells Fargo Stable Return Fund Q	$ 57,756,767	$ 54,434,513
INVESTMENTS, at fair value:		
Mutual Funds:		
PIMCO Total Return Institutional Fund	9,657,580	8,749,875
Columbia Acorn USA Fund	8,154,657	8,425,187
Morgan Stanley Institutional Fund Trust	6,325,184	-
Vanguard Institutional Index Fund Institutional Shares	9,842,343	-
Dodge & Cox International Stock	24,727,622	-
American Beacon Large Cap Value Fund	29,002,596	-
Fidelity Contrafund	31,970,960	-
Fidelity Value Fund	11,440,036	-
Fidelity Capital Appreciation Fund	1,847,818	-
Fidelity Freedom Income Fund	1,273,759	-
Fidelity Freedom 2010 Fund	4,499,972	-
Fidelity Freedom 2020 Fund	7,799,136	-
Fidelity Freedom 2030 Fund	4,073,684	-
Fidelity Freedom 2040 Fund	2,136,980	-
Fidelity Freedom 2005 Fund	1,686,736	-
Fidelity Freedom 2015 Fund	7,420,607	-
Fidelity Freedom 2025 Fund	5,112,437	-
Fidelity Freedom 2035 Fund	1,876,680	-
Fidelity Small Cap Value Fund	911,050	-
Fidelity Freedom 2045 Fund	18,254	-
Fidelity Freedom 2050 Fund	37,447	-
The Putnam Fund for Growth and Income	-	25,575,401
Putnam Voyager Fund	-	20,039,827
Putnam New Opportunities Fund	-	9,483,506
Putnam International Growth Fund	-	16,986,174
Putnam Asset Allocation Funds:		
Growth Portfolio	-	9,790,570
Balanced Portfolio	-	11,400,134
Conservative Portfolio	-	5,591,669
Artisan Mid Cap Fund	-	6,674,950
Janus Mid Cap Value Fund	-	9,757,651
Vanguard S & P 500 Index Fund	-	9,032,219
Valmont Industries, Inc. Common Stock	14,203,959	9,355,535
Participant Loans	7,463,758	6,898,425
Total investments	249,240,022	212,195,636
RECEIVABLES:		
Due from broker for common stock sold	1,216	4,107
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	820,076	772,904
NET ASSETS AVAILABLE FOR BENEFITS	$250,061,314	$212,972,647

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Investment income:		
Net appreciation in investments	$ 19,036,143	$ 10,538,763
Interest and dividends on investments	8,096,977	4,538,547
Total investment income	27,133,120	15,077,310
Contributions:		
Employer	5,605,193	4,467,274
Employee	10,482,521	8,799,734
Rollover	740,539	389,012
Merged Plan	6,478,162	-
Total contributions	23,306,415	13,656,020
Total additions	50,439,535	28,733,330
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	13,323,737	10,662,231
Administrative fees	27,131	20,521
Total deductions	13,350,868	10,682,752
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	37,088,667	18,050,578
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	212,972,647	194,922,069
End of year	$250,061,314	$212,972,647

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) Valmont Employee Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan document, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective June 1, 2006, the Plan changed its recordkeeper and trustee from Mercer Human Resource Services to Fidelity Investments.

Contributions – Each year, participants may contribute up to 50% of annual pay on a pretax and/or after-tax basis, subject to certain Internal Revenue Code ("IRC") limitations. Participants may also make roll-over contributions representing distributions from a previous employer's qualified plan or an Individual Retirement Account (IRA). The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Loans to Participants – The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the investment funds and participants' loan balances.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. During 2006 and 2005, employer contributions were reduced by $53,192 and $249,638, respectively, from forfeited nonvested accounts.

Plan Merger – Effective June 1, 2006, the Newmark International, Inc. and the W.J. Whatley, Inc. 401(k) Plans, sponsored by Valmont Industries, Inc., were merged into the Plan. The merged assets are reported as "Merged Plan" contributions in the statements of changes in net assets available for benefits. The merged Plans operate in accordance with the Plan document.

Administrative Fees – Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – The Wells Fargo Stable Return Fund Q is a bank common collective trust fund and is valued at estimated fair value as determined by the bank based on the underlying fair market value of the underlying investments. Common collective trusts are funded with underlying investments in investment contracts that are valued at fair market value and then adjusted by the issuer to contract value. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company common stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* the "FSP"). As required by the FSP, the statement of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

3. INVESTMENTS

During 2006 and 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $19,036,143 and $10,538,763 as follows:

	2006	2005
Mutual Funds	$10,414,098	$ 9,268,982
Wells Fargo Stable Return Fund Q	2,559,077	767,134
Valmont Industries, Inc. Common Stock	6,062,968	502,647
Net appreciation in investments	$19,036,143	$10,538,763

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc. and Fidelity Investments, which are affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $27,131 and $20,521 for the years ended December 31, 2006 and 2005, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 255,973 and 279,604 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $6,136,828 and $5,757,854, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income from these shares of $98,961 and $88,289, respectively.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions to their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Wells Fargo Stable Return Fund Q	5,019,789.585 shares	$ 57,756,767
PIMCO Total Return Institutional Fund	930,402.692 shares	9,657,580
Columbia Acorn USA Fund	284,530.946 shares	8,154,657
Morgan Stanley Institutional Fund Trust	232,031.678 shares	6,325,184
Vanguard Institutional Index Fund Institutional Shares	75,949.864 shares	9,842,343
Dodge & Cox International Stock Fund	566,367.888 shares	24,727,622
American Beacon Large Cap Value Fund	1,217,062.341 shares	29,002,596
Fidelity Contrafund	490,352.148 shares	31,970,960
Fidelity Value Fund	141,935.927 shares	11,440,036
Fidelity Capital Appreciation Fund	68,160.026 shares	1,847,818
Fidelity Freedom Income Fund	110,377.731 shares	1,273,759
Fidelity Freedom 2010 Fund	307,795.609 shares	4,499,972
Fidelity Freedom 2020 Fund	502,198.068 shares	7,799,136
Fidelity Freedom 2030 Fund	254,128.783 shares	4,073,684
Fidelity Freedom 2040 Fund	225,419.801 shares	2,136,980
Fidelity Freedom 2005 Fund	145,283.046 shares	1,686,736
Fidelity Freedom 2015 Fund	608,246.464 shares	7,420,607
Fidelity Freedom 2025 Fund	400,347.451 shares	5,112,437
Fidelity Freedom 2035 Fund	142,280.523 shares	1,876,680
Fidelity Small Cap Value Fund	65,075.014 shares	911,050
Fidelity Freedom 2045 Fund	1,699.652 shares	18,254
Fidelity Freedom 2050 Fund	3,483.433 shares	37,447
Total Mutual Funds	6,773,129.085 shares	169,815,538
* Valmont Industries, Inc. Common Stock	255,973.311 shares	14,203,959
* Participant Loans	Interest rates ranging from 5.00% to 11.88%, loans maturing 1/2007 to 7/2016	7,463,758
Total Investments		$ 249,240,022

* Represents Party-in-Interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 27th day of June, 2007.

By: /s/ Mark C. Jaksich
Mark C. Jaksich
Committee Member Chairman

INDEX TO EXHIBITS

Exhibit 4.1*	—	Amendment Number Six to the Valmont Employee Retirement Savings Plan
Exhibit 23*	—	Consent of Deloitte and Touche LLP.

* Filed herewith.

AMENDMENT NUMBER SIX TO THE VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

The Valmont Employee Savings Plan ("Plan") is amended, as follows:

ARTICLE I

Effective January 1, 2006, Section 4.2(a) of the Plan is amended to read, as follows:

"(a) Each Eligible Employee may elect to defer from 1% to 50% of his Compensation which would have been received in the Plan Year, but for the deferral election. A deferral election (or modification of an earlier election) may not be made with respect to Compensation which is currently available on or before the date the Eligible Employee executed such election. For purposes of this Section, Compensation shall be determined prior to any reductions made pursuant to Code Sections 125, 132(f)(4) for Plan Years beginning after December 31, 2000, 402(e)(3), 402(h)(1)(B), 403(b) or 457(b), and Employee contributions described in Code Section 414(h)(2) that are treated as Employer contributions.

Each Eligible Employee shall be deemed to have authorized a reduction in such Eligible Employee's Compensation equal to three percent of his Compensation for the Plan Year, effective for the first payroll period on or after such individual becomes an Eligible Employee. Before the date that each Eligible Employee becomes a Participant, the Eligible Employee shall be given notice of such deemed authorization and a reasonable opportunity to change the percentage of his Compensation (including to zero percent) to be contributed as Elective Contributions. Such deemed authorization shall increase 1% each Plan Year after the Plan Year in which the Participant first becomes an Eligible Employee, up to a maximum of 6% of Compensation; provided, however, a Participant may elect, per the procedures established by the Plan, to change the percentage (including to zero percent) to be contributed to the Plan as Elective Contributions.

The amount by which Compensation is reduced shall be that Participant's Pre-tax Savings and be treated as an Employer Elective Contribution (Pre-tax Savings) and allocated to that Participant's Elective Account."

ARTICLE II

Effective January 1, 2006, Section 4.4(c) of the Plan is amended to read, as follows:

"(c) As of each calendar quarter any amounts which became Forfeitures since the beginning of the calendar quarter may be used to pay proper Plan expenses. Any unused Forfeitures shall then be used to reinstate previously forfeited account balances of Former Participants, if any, in accordance with Section 6.4(f)(2). The remaining Forfeitures, if any, shall be used to reduce the contribution of the Employer hereunder for the Plan Year in which such Forfeitures occur."

ARTICLE III

Effective January 1, 2007, Section 4.5(b) of the Plan is amended to read, as follows:

"(b) For the purposes of this Section, "Actual Deferral Percentage" means, with respect to the Highly Compensated Participant group and Non-Highly Compensated Participant group for a Plan Year, the average of the ratios, calculated separately for each Participant in such group, of the amount of Employer Elective Contributions (Pre-tax Savings) allocated to each Participant's Elective Account for such Plan Year, to such Participant's "414(s) Compensation" for such Plan Year. Notwithstanding the preceding, for Plan Years beginning after December 31, 2006, the Plan shall use the Participant's "414(s) Compensation" only for the portion of the Plan Year that the Participant is an Eligible Employee for purposes of determining the dominator. The actual deferral ratio for each Participant and the "Actual Deferral Percentage" for each group shall be calculated to the nearest one-hundredth of one percent. Employer Elective Contributions (Pre-tax Savings) allocated to each Non-Highly Compensated Participant's Elective Account shall be reduced by Excess Pre-tax Savings to the extent such excess amounts are made under this Plan or any other plan maintained by the Employer.

Notwithstanding the above, if the prior year test method is used to calculate the "Actual Deferral Percentage" for the Non-Highly Compensated Participant group for the first Plan Year of this amendment and restatement, the "Actual Deferral Percentage" for the Non-Highly Compensated Participant group for the preceding Plan Year shall be calculated pursuant to the provisions of the Plan then in effect."

ARTICLE IV

Effective January 1, 2006, Section 4.5(h) is added to the Plan to read, as follows:

"(h) Notwithstanding any other provisions of the Plan to the contrary, the Employer shall apply the current year testing method in applying the Actual Deferral Percentage and the Actual Contribution Percentage tests of Sections 4.5 and 4.7, respectively."

ARTICLE V

Effective January 1, 2007, the following paragraph is added to Section 6.5(b) of the Plan:

"Distributions shall be made in cash or shares of Employer stock, except that distributions may be made in Fund Shares of marketable securities (as defined in Code Section 731(c)(2)) at the election of the Participant, pursuant to the qualifying rollover of such distribution to an individual retirement account, subject to the Plan administration requirements. A "Fund Share" means the share, unit, or other evidence of ownership in a permissible investment."

ARTICLE VI

Effective January 1, 2007, the following paragraph is added to Section 6.2(e) of the Plan:

"If the Participant dies without a valid beneficiary designation or the beneficiaries named pre-decease the Participant, the Participant's Beneficiary shall be determined in the following order: (i) the Participant's surviving spouse; (ii) if no surviving spouse, the Participant's surviving children, equally; and (iii) to the Participant's estate if neither (i) nor (ii) apply."

ARTICLE VII

Effective January 1, 2005, Section 6.10(a) of the Plan is amended to read, as follows:

"(a) The Administrator, at the election of the Participant, shall direct the Trustee to distribute to any Participant in any one Plan Year up to the lesser of 100% of his Vested Participant's Elective Account and Participant's Account and Participant's Rollover Account valued as of the last Valuation Date or the amount necessary to satisfy the immediate and heavy financial need of the Participant. Any distribution made pursuant to this Section shall be deemed to be made as of the first day of the Plan Year or, if later, the Valuation Date immediately preceding the date of distribution, and the Participant's Elective Account and Participant's Account and Participant's Rollover Account shall be reduced accordingly. Withdrawal under this Section is deemed to be on account of an immediate and heavy financial need of the Participant if the withdrawal is for one of the following or any other item permitted under Regulation Section 1.401(k)-1(d)(3)(iii)(B):

(1) Expenses for (or necessary to obtain) medical care that would be deductible under Code Section 213(d) (determined without regard to whether the expenses exceed 7.5% of adjusted gross income);

(2) Costs directly related to the purchase of a principal residence for the Employee (excluding mortgage payments);

(3) Payment of tuition, related educational fees, and room and board expenses, for up to the next twelve (12) months of post-secondary education for the Employee, the Employee's spouse, children, or dependents (ad defined in Code Section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Code Section 152(b)(1), (b)(2), and (d)(1)(B));

(4) Payments necessary to prevent the eviction of the Employee from the Employee's principal residence or foreclosure on the mortgage on that residence;

(5) Payments for burial or funeral expenses for the Employee's deceased parent, spouse, children or dependents (as

defined in Code Section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Code Section 152(d)(1)(B)); or

(6) Expenses for the repair of damage to the Employee's principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income)."

ARTICLE VIII

Effective January 1, 2005, Section 6.10(b)(3) of the Plan is amended to read, as follows:

"(3) The Plan, and all other plans maintained by the Employer, provide that the Participant's elective deferrals and voluntary Employee contributions will be suspended for at least six (6) months after receipt of the hardship distribution or, the Participant, pursuant to a legally enforceable agreement, will suspend his elective deferrals and voluntary Employee contributions to the Plan and all other plans maintained by the Employer for at least six (6) months after receipt of the hardship distribution; and"

ARTICLE IX

Effective June 1, 2006, Section 12.9 is added to the Plan to read, as follows:

"12.9 TRANSFERS, ETC. Employees of Valmont Newmark ("Newmark Employees") and Valmont Whatley ("Whatley Employees") shall be Eligible Employees hereunder as of June 1, 2006 (subject to the requirements of Sections 1.15 and 3.1). Accounts of Newmark Employees and Whatley Employees shall be transferred to this Plan from the Newmark International, Inc. 401(k) Plan or the W.J. Whatley 401(k) Plan as soon as reasonably practicable after May 31, 2006. With respect to the said accounts transferred to this Plan, the vesting provisions of the Newmark Plan and Whatley Plan, as applicable, shall apply counting service with the Employer. The normal vesting provisions of this Plan shall apply to amounts contributed to this Plan for Newmark Employees and Whatley Employees."

ARTICLE X

Effective January 1, 2005, ARTICLE XIII is added to the Plan to read, as follows:

"ARTICLE XIII

FINAL 401(k)/401(m) REGULATIONS

13.1 <u>Adoption of amendment</u>. This Article is intended to reflect certain provisions of the Final Regulations under Code Section 401(k) and 401(m) that were published on December 29, 2004 (hereinafter referred to as the "Final 401(k) Regulations"). This Article is intended as good faith compliance with the requirements of these provisions.

13.2 Supersession of inconsistent provisions. This Article shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this Article.

13.3 Deferral elections. A cash or deferred arrangement ("CODA") is an arrangement under which eligible Employees may make elective deferral elections. Such elections cannot relate to compensation that is currently available prior to the adoption or effective date of the CODA. In addition, except for occasional, bona fide administrative considerations, contributions made pursuant to such an election cannot precede the earlier of: (1) the performance of services relating to the contribution; and (2) when the compensation that is subject to the election would be currently available to the Employee in the absence of an election to defer.

13.4 Vesting provisions. Elective Contributions are always fully vested and nonforfeitable. The Plan shall disregard Elective Contributions in applying the vesting provisions of the Plan to other contributions or benefits under Code Section 411(a)(2). However, the Plan shall otherwise take a participant's Elective Contributions into account in determining the Participant's vested benefits under the Plan. Thus, for example, the Plan shall take Elective Contributions into account in determining whether a Participant has a nonforfeitable right to contributions under the Plan for purposes of forfeitures, and for applying provisions permitting the repayment of distributions to have forfeited amounts restored, and the provisions of Code Sections 410(a)(5)(D)(iii) and 411(a)(6)(D)(iii) permitting a plan to disregard certain service completed prior to break-in-service (sometimes referred to as "the rule of parity").

13.5 Actual Deferral Percentage (ADP) Test.

13.5.1 Targeted contribution limit. Qualified Nonelective Contributions (as defined in Regulation Section 1.401(k)-6) cannot be taken into account in determining the Actual Deferral Ratio (ADR) for a Plan Year for a Non-Highly Compensated Employee (NHCE) to the extent such contributions exceed the product of that NHCE's Code Section 414(s) compensation and the greater of five percent (5%) or two (2) times the Plan's "representative contribution rate." Any Qualified Nonelective Contribution taken into account under an Actual Contribution Percentage (ACP) test under Regulation Section 1.401(m)-2(a)(6) (including the determination of the representative contribution rate for purposes of Regulation Section 1.401(m)-2(a)(6)(v)(B)), is not permitted to be taken into account for purposes of this Section (including the determination of the "representative contribution rate" under this Section). For purposes of this Section:

(a) The Plan's "representative contribution rate" is the lowest "applicable contribution rate" of any eligible NHCE among a group of eligible NHCEs that consist of half of all eligible NHCEs for the Plan Year (or, if greater, the lowest "applicable contribution rate" of any eligible NHCE who is in the group of all eligible NHCEs for the Plan Year and who is employed by the Employer on the last day of the Plan Year), and

(b) The "applicable contribution rate" for an eligible NHCE is the sum of the Qualified Matching Contributions (as defined in Regulation Section 1.401(k)-6) taken into account in determining the ADR for the eligible NHCE for the Plan Year and the Qualified Nonelective Contributions made for the eligible NHCE for the Plan Year, divided by the eligible NHCE's Code Section 414(s) compensation for the same period.

Notwithstanding the above, Qualified Nonelective Contributions that are made in connection with an Employer's obligation to pay prevailing wages under the Davis-Bacon Act (46 Stat. 1494), Public Law 71-798, Service Contract Act of 1965 (79 Stat. 1965), Public Law 89-286, or similar legislation can be taken into account for a Plan Year for an NHCE to the extent such contributions do not exceed 10 percent (10%) of that NHCE's Code Section 414(s) compensation.

Qualified Matching Contributions may only be used to calculate an ADR to the extent that such Qualified Matching Contributions are matching contributions that are not precluded from being taken into account under the ACP test for the Plan Year under the rules of Regulation Section 1.401(m)-2(a)(5)(ii) and as set forth in Section 13.7.

13.5.2 <u>Limitation on QNECs and QMACs</u>. Qualified Nonelective Contributions and Qualified Matching Contributions cannot be taken into account to determine an ADR to the extent such contributions are taken into account for purposes of satisfying any other ADP test, any ACP test, or the requirements of Regulation Section 1.401(k)-3, 1.401(m)-3, or 1.401(k)-4. Thus, for example, matching contributions that are made pursuant to Regulation Section 1.401(k)-3(c) cannot be taken into account under the ADP test. Similarly, if a plan switches from the current year testing method to the prior year testing method pursuant to Regulation Section 1.401(k)-2(c), Qualified Nonelective Contributions that are taken into account under the current year testing method for a year may not be taken into account under the prior year testing method for the next year.

13.5.3 <u>ADR of HCE if multiple plans</u>. The Actual Deferral Ratio (ADR) of any Participant who is a Highly Compensated Employee (HCE) for the Plan Year and who is eligible to have Elective Contributions (as defined in Regulation Section 1.401(k)-6) (and Qualified Nonelective Contributions and/or Qualified Matching Contributions, if treated as Elective Contributions for purposes of the ADP test) allocated to such Participant's accounts under two (2) or more cash or deferred arrangements described in Code Section 401(k), that are maintained by the same Employer, shall be determined as if such Elective Contributions (and, if applicable, such Qualified Nonelective Contributions and/or Qualified Matching Contributions) were made under a single arrangement. If an HCE participates in two or more cash or deferred arrangements of the Employer that have different Plan Years, then all Elective Contributions made during the Plan Year being tested under all such cash or deferred arrangements shall be aggregated, without regard to the plan years of the other plans. However, for Plan Years beginning before the effective date of this Amendment, if the plans have different Plan Years, then all such cash or deferred arrangements ending with or within the same calendar year shall be treated as a single cash or deferred arrangement. Notwithstanding the foregoing, certain plans shall be treated as separate if mandatory disaggregated under the Regulations of Code Section 401(k).

13.5.4 Plans using different testing methods for the ADP and ACP test. Except as otherwise provided in this Section, the Plan may use the current year testing method or prior year testing method for the ADP test for a Plan Year without regard to whether the current year testing method or prior year testing method is used for the ACP test for that Plan Year. However, if different testing methods are used, then the Plan cannot use:

(a) The recharacterization method of Regulation 1.401(k)-2(b)(3) to correct excess contributions for a Plan Year;

(b) The rules of Regulation Section 1.401(m)-2(a)(6)(ii) to take Elective Contributions into account under the ACP test (rather than the ADP test); or

(c) The rules of Regulation Section 1.401(k)-2(a)(6)(v) to take Qualified Matching Contributions into account under the ADP test (rather than the ACP test).

13.6 Adjustment to ADP Test.

13.6.1 Distribution of Income attributable to Excess Contributions. Distributions of Excess Contributions must be adjusted for income (gain or loss), including an adjustment for income for the period between the end of the Plan Year and the date of the distribution (the "gap period"). The Administrator has the discretion to determine and allocate income using any of the methods set forth below:

(a) Reasonable method of allocating income. The Administrator may use any reasonable method for computing the income allocable to Excess Contributions, provided that the method does not violate Code Section 401(a)(4), is used consistently for all Participants and for all corrective distributions under the Plan for the Plan Year, and is used by the Plan for allocating income to Participant's accounts. A Plan will not fail to use a reasonable method for computing the income allocable to Excess Contributions merely because the income allocable to Excess Contributions is determined on a date that is no more than seven (7) days before the distribution.

(b) Alternative method of allocating income. The Administrator may allocate income to Excess Contributions for the Plan Year by multiplying the income for the Plan Year allocable to the Elective Contributions and other amounts taken into account under the ADP test (including contributions made for the Plan Year), by a fraction, the numerator of which is the Excess Contributions for the Employee for the Plan Year, and the denominator of which is the sum of the:

(1) Account balance attributable to Elective Contributions and other amounts taken into account under the ADP test as of the beginning of the Plan Year; and

(2) Any additional amount of such contributions made for the Plan Year.

(c) Safe harbor method of allocating gap period income. The Administrator may use the safe harbor method in this paragraph to determine income on Excess Contributions for the gap period. Under this safe harbor method, income on Excess Contributions for the gap period is equal to ten percent (10%) of the income allocable to Excess Contributions for the Plan Year that would be determined under paragraph (b) above, multiplied by the number of calendar months that have elapsed since the end of the Plan Year. For purposes of calculating the number of calendar months that have elapsed under the safe harbor method, a corrective distribution that is made on or before the fifteenth (15th) day of a month is treated as made on the last day of the preceding month and a distribution made after the fifteenth day of a month is treated as made on the last day of the month.

(d) Alternative method for allocating Plan Year and gap period income. The Administrator may determine the income for the aggregate of the Plan Year and the gap period, by applying the alternative method provided by paragraph (b) above to this aggregate period. This is accomplished by: (1) substituting the income for the Plan Year and the gap period, for the income for the Plan Year; and (2) substituting the amounts taken into account under the ADP test for the Plan Year and the gap period, for the amounts taken into account under the ADP test for the Plan Year in determining the faction that is multiplied by that income.

13.6.2 Corrective contributions. If a failed ADP test is to be corrected by making an Employer contribution, then the provisions of the Plan for the corrective contributions shall be applied by limiting the contribution made on behalf of any NHCE pursuant to such provisions to an amount that does not exceed the targeted contribution limits of Section 13.5.1 of this Article, or in the case of a corrective contribution that is a Qualified Matching Contribution, the targeted contribution limit of Section 13.7.1 of this Article.

13.7 Actual Contribution Percentage (ACP) Test.

13.7.1 Targeted matching contribution limit. A matching contribution with respect to an Elective Contribution for a Plan Year is not taken into account under the Actual Contribution Percentage (ACP) test for an NHCE to the extent it exceeds the greatest of:

(a) five percent (5%) of the NHCE's Code Section 414(s) compensation for the Plan Year;

(b) the NHCE's Elective Contributions for the Plan Year; and

(c) the product of two (2) times the Plan's "representative matching rate" and the NHCE's Elective Contributions for the Plan Year.

For purposes of this Section, the Plan's "representative matching rate" is the lowest "matching rate" for any eligible NHCE among a group of NHCEs that consists of half of all eligible NHCEs in the Plan for the Plan Year who make Elective Contributions for the Plan Year (or, if greater, the lowest "matching rate" for all eligible NHCEs in the Plan who are employed by the Employer on the last day of the Plan Year and who make Elective Contributions for the Plan Year).

For purposes of this Section, the "matching rate" for an Employee generally is the matching contributions made for such Employee divided by the Employee's Elective Contributions for the Plan Year. If the matching rate is not the same for all levels of Elective Contributions for an Employee, then the Employee's "matching rate" is determined assuming that an Employee's Elective Contributions are equal to six percent (6%) of Code Section 414(s) compensation.

If the Plan provides a match with respect to the sum of the Employee's after-tax Employee contributions and Elective Contributions, then for purposes of this Section, that sum is substituted for the amount of the Employee's Elective Contributions in subsections (b) & (c) above and in determining the "matching rate," and Employees who make either after-tax Employee contributions or Elective Contributions are taken into account in determining the Plan's "representative matching rate." Similarly, if the Plan provides a match with respect to the Employee's after-tax Employee contributions, but not Elective Contributions, then for purposes of this subsection, the Employee's after-tax Employee contributions are substituted for the amount of the Employee's Elective Contributions in subsections (b) & (c) above and in determining the "matching rate," and Employees who make after-tax Employee contributions are taken into account in determining the Plan's "representative matching rate."

13.7.2 Targeted QNEC limit. Qualified Nonelective Contributions (as defined in Regulation Section 1.401(k)-6) cannot be taken into account under the Actual Contribution Percentage (ACP) test for a Plan Year for an NHCE to the extent such contributions exceed the product of that NHCE's Code Section 414(s) compensation and the greater of five percent (5%) or two (2) times the Plan's "representative contribution rate." Any Qualified Nonelective Contribution taken into account under an Actual Deferral Percentage (ADP) test under Regulation Section 1.401(k)-2(a)(6) (including the determination of the "representative contribution rate" for purposes of Regulation Section 1.401(k)-2(a)(6)(iv)(B)) is not permitted to be taken into account for purposes of this Section (including the determination of the "representative contribution rate" for purposes of subsection (a) below). For purposes of this Section:

(a) The Plan's "representative contribution rate" is the lowest "applicable contribution rate" of any eligible NHCE among a group of eligible NHCEs that consists of half of all eligible NHCEs for the Plan Year (or, if greater, the lowest "applicable contribution rate" of any eligible NHCE who is in the group of all eligible NHCEs for the Plan Year and who is employed by the Employer on the last day of the Plan Year); and

(b) The "applicable contribution rate" for an eligible NHCE is the sum of the matching contributions (as defined in Regulation Section 1.401(m)-1(a)(2)) taken into account in determining the ACR for the eligible NHCE for the Plan Year and the Qualified Nonelective Contributions made for that NHCE for the Plan Year, divided by that NHCE's Code Section 414(s) compensation for the Plan Year.

Notwithstanding the above, Qualified Nonelective Contributions that are made in connection with an Employer's obligation to pay prevailing wages under the Davis-Bacon Act (46 Stat. 1494), Public Law 71-798, Service Contract Act of 1965 (79 Stat. 1965), Public Law 89-286, or similar legislation can be taken into account for a Plan Year for an NHCE to the extent such contributions do not exceed ten percent (10%) of that NHCE's Code Section 414(s) compensation.

13.7.3 <u>ACR of HCE if multiple plans</u>. The Actual Contribution Ratio (ACR) for any Participant who is a Highly Compensated Employee (HCE) and who is eligible to have matching contributions or after-tax Employee contributions allocated to his or her account under two (2) or more plans described in Code Section 401(a), or arrangement described in Code Section 401(k) that are maintained by the same Employer, shall be determined as if the total of such contributions was made under each plan and arrangement. If an HCE participates in two (2) or more such plans or arrangements that have different plan years, then all matching contributions and after-tax Employee contributions made during the Plan Year being tested under all such plans and arrangements shall be aggregated, without regard to the plan years of the other plans. For plan years beginning before the effective date of this Amendment, all such plans and arrangements ending with or within the same calendar year shall be treated as a single plan or arrangement. Notwithstanding the foregoing, certain plans shall be treated as separate if mandatorily disaggregated under the Regulation of Code Section 401(m).

13.7.4 Plans using different testing methods for the ACP and ADP test. Except as otherwise provided in this Section, the Plan may use the current year testing method or prior year testing method for the ACP test for a Plan Year without regard to whether the current year testing method or prior year testing method is used for the ADP test for that Plan Year. However, if different testing methods are used, then the Plan cannot use:

(a) The recharacterization method of Regulation Section 1.401(k)-2(b)(3) to correct excess contributions for a Plan Year;

(b) The rules of Regulation Section 1.401(m)-2(a)(6)(ii) to take Elective Contributions into account under the ACP test (rather than the ADP test); or

(c) The rules of Regulation Section 1.401(k)-2(a)(6) to take Qualified Matching Contributions into account under the ADP test (rather than the ACP test).

13.8 **Adjustment to ACP Test.**

13.8.1 Distribution of Income attributable to Excess Aggregate Contributions. Distributions of Excess Aggregate Contributions must be adjusted for income (gain or loss), including an adjustment for income for the period between the end of the Plan Year and the date of the distribution (the "gap period"). For the purpose of this Section, "income" shall be determined and allocated in accordance with the provisions of Section 13.6.1 of this Article, except that such Section shall be applied by substituting "Excess Contributions" with "Excess Aggregate Contributions" and by substituting amounts taken into account under the ACP test for amounts taken into account under the ADP test.

13.8.2 Corrective contributions. If a failed ACP test is to be corrected by making an Employer contribution, then the provisions of the Plan for the corrective contributions shall be applied by limiting the contribution made on behalf of any NHCE pursuant to such provisions to an amount that does not exceed the targeted contribution limits of Sections 13.7.1 and 13.7.2 of this Article."

IN WITNESS WHEREOF, this Amendment has been executed on the date set forth below.

VALMONT INDUSTRIES, INC.

By: [signature] 12/29/06
Date

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-136071, 333-83251 and 33-57117 of Valmont Industries, Inc. on Form S-8 of our report dated June 21, 2007, appearing in this Annual Report on Form 11-K of the Valmont Employee Retirement Savings Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Omaha, Nebraska
June 21, 2007

END